Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rubicon Updates its Alaska Exploration Programs

    - Initial reconnaissance work continues to find gold
    mineralization -

    TORONTO STOCK EXCHANGE SYMBOL: RMX
    AMEX SYMBOL: RBY

    VANCOUVER, Aug. 13 /CNW/ - Rubicon Minerals Corporation (RMX.TSX:
RBY.AMEX), is pleased to provide an update on its exploration activities at its newly acquired, 100%-owned regional holdings (the New Horizon claims) in the area of the Pogo gold deposit, in central Alaska and also a review of reconnaissance drilling on property optioned from Rimfire Minerals
Corporation.

    New Horizon Update (100% Rubicon)
    ---------------------------------
    Surface follow-up work and reconnaissance diamond drilling is being conducted in the area of the Maple Leaf showings previously reported by
Rubicon in its July 9, 2007 news release. Recent surface prospecting has identified the following new mineralized areas:

    The new American Eagle showing is located 3.5 miles northeast of Maple
Leaf, and is hosted in granite cut by sheeted white quartz veins ranging from
0.1 to 1.0 cm thick. Vein material makes up 5%-10% of the country rock over an area of 400 by 50 metres. Quartz veins at American Eagle host extremely course grained bismuthinite in flat, sometimes deformed tabular plates ranging up to
1.0 cm in maximum dimensions. The bismuth-bearing veins have not been seen in outcrop and occur on a coarse boulder-strewn talus slope just below a flat ridge line. There is a well documented correlation between bismuth and gold in the Pogo gold system. Limited grab sampling along this ridge has returned gold values ranging from trace to 3.03g/t gold, up to 3880 ppm (parts per million)
bismuth, up to 5,610 ppm arsenic and up to 494 ppm molybdenum. The full extent of this mineralization is unknown due to extensive talus cover.

    The new Tourmaline Ridge showing is located on a ridge 1.5 miles west of
Maple Leaf. The upper 150 meters of elevation on this ridge, extending for about 800 meters along the ridge crest, is composed of tourmaline-bearing sediment-derived gneiss containing massive tourmalinite (+50% tourmaline) with lesser quartz veins and tourmaline-vein breccias. Numerous dikes of granite, ranging in size from less than 1 to 3 meters intrude the tourmaline-rich gneissic rocks and often contain tourmaline along the dike margins. Sampling of the tourmaline-rich rocks has returned weakly elevated gold numbers
(maximum 164 ppb gold, up to 804 ppm bismuth and up to 2620 ppm arsenic). The intensity and extent of tourmaline indicates that a fluid-rich intrusive-related mineralizing system is present on a large scale in the general Maple Leaf area and further work in the area is warranted.

    In other sampling prospecting 1.1 miles east of Maple Leaf returned anomalous gold (trace to 0.9g/t and up to 1925ppm bismuth).

    Reconnaissance drill program commenced

    Rubicon commenced a four-hole reconnaissance drill program in the Maple
Leaf area in mid-July which is still underway. Since the Maple Leaf area is largely boulder covered, this drilling is intended to test the subsurface below previously announced surface gold anomalies at Maple Leaf.
    "While Rubicon's exploration in the area is at an early stage and considerable systematic exploration is required, the Maple Leaf area represents one of very few areas in the Pogo district where gold and bismuth mineralization carrying significant gold grades has been documented. Results to date indicate that a robust intrusive-related system is present in the area and our task will be to vector in to gold mineralization in this large system as we go forward." said David Adamson, President and CEO.

    Update on property optioned from Rimfire Minerals Corporation
    -------------------------------------------------------------
    Four, widely-spaced reconnaissance diamond drill holes were completed by
Rimfire as initial Operator of the Rubicon-Rimfire option. One of these holes,
(CN07-01) intersected encouraging gold mineralization in a quartz vein on the
Surf Property - California North Target (see Table 1, below). Due to the presence of a clear fault structure and poor core recoveries in the 7.4 metre section, the true width and orientation of the vein is unknown. Accordingly,
Rubicon has agreed to drill an additional hole during August to determine the geometry and thickness of the vein. The mineralization appears to be associated with fine-grained arsenopyrite in a quartz vein developed within sediment- derived gneiss and thus represents a setting considered permissive for Pogo-style mineralization. The remaining three drill holes did not return any anomalous results.

    <<
                               Table 1

    -----------------------------------------------------------------
    Hole                   From                 Core Length     Gold
    Number                  (m)        To (m)       (m)         (g/t)
    -----------------------------------------------------------------
    CN07-01                72.60       80.00        7.40        1.20
    -----------------------------------------------------------------
                 incl      75.10       77.60        2.50        2.24
    -----------------------------------------------------------------
    >>

    Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totaling US$4.8 million in exploration over six years to earn a
60% interest in the group of five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire's free cash flow from production.
    Rubicon has over 369,000 acres of 100%-controlled and 182,000 acres of joint venture land in the Pogo gold district (see website
www.rubiconminerals.com for property map). The exploration targets are high-grade gold deposits of Pogo type. Pogo is a 5.6 million ounce gold deposit (10.67 million tons grading 0.525 opt (9.7 million tonnes (at) 18 gpt))
owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) - see
www.teckcominco.com for further details of the deposit. The deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

    Rubicon Minerals Corporation is a well-funded, gold-focused exploration company which is owned 32.8% by Rob McEwen. Rubicon controls over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of
Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to the Phoenix Project, Rubicon is currently drilling our 60% owned
McCuaig project in Red Lake and is also carrying out drilling on its extensive
Pogo district holdings in Alaska as part of its aggressive 12-month $8.0 MM exploration program.

    Assay results from the New Horizon claims cited herein were based on grab samples which were collected by Avalon Development Corporation, consultants to
Rubicon, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. Assays were performed by ALS Chemex in Vancouver using standard fire assay AA finish techniques or gravimetric finish on samples containing in excess of 10g/t gold.
    Sampling of diamond drill core on the optioned property were carried out by Equity Engineering for Rimfire under the supervision of Mark Baknes, M.Sc.,
P.Geo. All samples were analyzed by ALS Chemex of North Vancouver, BC, using
ICP-MS and AES for trace element geochemistry and fire assay for gold.

    Forward-Looking Statements

    This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements regarding the Company's exploration programs, the Company's expenditures on such exploration programs and the anticipated results of such exploration.
    Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions.
Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.
    These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

    The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00009365E          %CIK: 0001057791

    /For further information: Bill Cavalluzzo, Vice President-Investor
Relations, Toll free: 1-866-365-4706 or by E-mail at:
bcavalluzzo(at)rubiconminerals.com, Rubicon Minerals Corporation, Suite 1540-800,
West Pender Street, Vancouver, BC, CANADA, V6C 2V6/
    (RMX. RBY)

CO:  Rubicon Minerals Corporation

CNW 09:01e 13-AUG-07